
April 15, 2011

Ms. Sara Mathew
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

   Re: The Dun & Bradstreet Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 1, 2011
      File No. 1-15967

Dear Ms. Mathew:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Our Critical Accounting Policies and Estimates, page 29</u>

1.   We note that goodwill represents 31% or more of your assets as of December 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise, disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

2.   We refer to the table presented on page 44 to assist your reader in understating the changes in the effective tax rate for all years presented. We note the impact from a worldwide legal entity simplification had a material impact on your provision for income taxes in 2008 and 2009. Please revise to describe this project and provide appropriate disclose so that your investors can ascertain the impact that this event had on your results of operations and will have on future performance. Please also describe any other known changes in your effective tax rate that have had or you may expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Notes to Consolidated Financial Statements

Note 13. Contingencies, page 126

3.   We note that you are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We also note from your disclosures regarding the putative shareholder class action lawsuit that was filed against Hoover's in 2001, that due to inherent uncertainties of this litigation, you cannot accurately predict the ultimate outcome of the matter and that no amount in respect of any potential judgment in this matter has been accrued in your financial statements. In view of the fact that the Court granted final approval of the settlement, please tell us how you have complied with ASC 450 from both a recognition and disclosure perspective for the Hoover's matter and all other legal contingencies. Specifically, please tell us how you considered the provisions of ASC 450-20-50-3, which requires companies to disclose the amount or range of reasonably possible losses.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director

Fax: 866-410-8188